FORM 15

Certification  and  Notice of Termination of  Registration  under
Section 12g of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number                      1-9742

                       Harbourton Financial Services L.P.
     (Exact name of registrant as specified in its charter)

  2530 S Parker Road Suite 606, Aurora, CO 80014  303-745-3661
  (Address, including zip code, and telephone number, including area code, of registrant's
                  principal executive offices)

                      Preferred Units
    (Title of each class of securities covered by this Form)

                            None
  Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [   ]           Rule 12h-3(b)(1)(ii)     [   ]
Rule 12g-4(a)(1)(ii)   [   ]          Rule 12h-3(b)(2)(i)      [   ]
Rule 12g-4(a)(2)(i)   [   ]           Rule 12h-3(b)(2)(ii)     [   ]
Rule 12g-4(a)(2)(ii)   [   ]          Rule 15d-6                 [X]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:
None

     Pursuant to the requirements of the Securities Exchange  Act of  1934,  Harbourton  Financial Services L.P.  has  caused  this
certification/notice  to  be  signed  on  its   behalf   by   the
undersigned duly authorized person.

DATE:  December 12, 1997      BY:s/Jack W Schakett,
                              Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules arid Regulations under the Securities Exchange Act of 1934 The registrant shall file with the
Commission  three  copies  of Form 15,  one  of  which  shall  be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.